SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
    RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*


                             OBJECTSOFT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 --------------





--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                     --------------------------
CUSIP 674427  10  9                       13G           Page 2 of 5 Pages
---------------------------------                     --------------------------





================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Steven Bayern
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States of America
--------------------------------------------------------------------------------
 NUMBER OF            5          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              205,500(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
             -------------------------------------------------------------------
                      6          SHARED VOTING POWER

                                          -0-
             -------------------------------------------------------------------
                      7          SOLE DISPOSITIVE POWER

                                          205,500(1)
             -------------------------------------------------------------------
                      8          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       205,500(1)
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       4.95%(2)
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON

                       IN
================================================================================


--------

(1) Includes warrants exercisable within 60 days for the issuance of (i) 20,000 shares of Common Stock held by Cyndel & Company, Inc. and (ii)
        45,500 shares of Common Stock held by Win Capital Corp. The reporting person is a 50% owner of Cyndel & Company, Inc. and is the Chairman of Win Capital Corp.

(2) Based on 4,082,676 total shares outstanding as of October 30,1997 as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.

---------------------------------                     --------------------------
CUSIP 674427  10  9                       13G           Page 3 of 5 Pages
---------------------------------                     --------------------------


ITEM 1(A).        NAME OF ISSUER:

                           OBJECTSOFT CORPORATION

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           Continental Plaza III
                           433 Hackensack Avenue
                           Hackensack, New Jersey 07601

ITEM 2(A).        NAME OF PERSON FILING:

                           Steven Bayern (the "Reporting Person")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           26 Ludlam Avenue
                           Bayville, NY  11709

ITEM 2(C).        CITIZENSHIP:

                           United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, $.0001 par value per share (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                           674427  10  9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                           (a)      /X/     Broker  or dealer  registered  under
                                            Section 15 of the Act,

                           (b)      / /     Bank as defined  in Section  3(a)(6)
                                            of the Act,

                           (c)      / /     Insurance   Company  as  defined  in
                                            Section 3(a)(19) of the Act,

                           (d)      / /     Investment  Company registered under
                                            Section 8 of the Investment  Company
                                            Act,

                           (e)      / /     Investment  Adviser registered under
                                            Section   203  of   the   Investment
                                            Advisers Act of 1940,

                           (f)      / /     Employee Benefit Plan,  Pension Fund
                                            which is subject  to the  provisions
                                            of the  Employee  Retirement  Income
                                            Security  Act of 1974  or  Endowment
                                            Fund; see 13d-1(b)(1)(ii)(F),

                           (g)      / /     Parent    Holding    Company,     in
                                            accordance         with         Rule
                                            13d-1(b)(ii)(G); see Item 7,

                           (h)      / /     Group,   in  accordance   with  Rule
                                            13d-1(b)(1)(ii)(H).

---------------------------------                     --------------------------
CUSIP 674427  10  9                       13G           Page 4 of 5 Pages
---------------------------------                     --------------------------

ITEM 4.  OWNERSHIP.

                  Not applicable because the Reporting Person's ownership does not exceed five percent of the outstanding shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following [ x ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION.

                  Not applicable.

---------------------------------                     --------------------------
CUSIP 674427  10  9                       13G           Page 5 of 5 Pages
---------------------------------                     --------------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 13, 1998




                                             /s/ Steven Bayern
                                             -----------------
                                             Steven Bayern